UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

Bright Health Group, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

10920V107

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10920V107	13D	Page 2 of 47 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 15, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 3 of 47 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 15, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 4 of 47 Pages

1.	NAMES OF REPORTING PERSONS. NEA 15 Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 5 of 47 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 15-OF, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 6 of 47 Pages

1.	NAMES OF REPORTING PERSONS. NEA 15 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V107	13D	Page 7 of 47 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 8 of 47 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 9 of 47 Pages

1.	NAMES OF REPORTING PERSONS. NEA 16 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V107	13D	Page 10 of 47 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 17, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 11 of 47 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 17, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 12 of 47 Pages

1.	NAMES OF REPORTING PERSONS. NEA 17 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V107	13D	Page 13 of 47 Pages

1.	NAMES OF REPORTING PERSONS. NEA BH SPV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 14 of 47 Pages

1.	NAMES OF REPORTING PERSONS. NEA BH SPV II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 15 of 47 Pages

1.	NAMES OF REPORTING PERSONS. NEA BH SPV GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V107	13D	Page 16 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 17 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Ali Behbahani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 107,617,617 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 107,617,617 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,617,617 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 18 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Carmen Chang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 107,617,617 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 107,617,617 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,617,617 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 19 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 20 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Liza Landsman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 59,692,418 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 59,692,418 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,692,418 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 21 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 22 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Joshua Makower
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 23 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Edward T. Mathers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 59,692,418 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 59,692,418 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,692,418 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 24 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 25 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Peter W. Sonsini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 218,153,625 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 218,153,625 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,153,625 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 26 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Paul Walker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 107,617,617 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 107,617,617 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,617,617 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 27 of 47 Pages

1.	NAMES OF REPORTING PERSONS. Rick Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 59,692,418 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 59,692,418 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,692,418 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 28 of 47 Pages

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.0001 par value (the “Common Stock”), of Bright Health Group, Inc. (the “Issuer”) having its principal executive office at 8000 Norman Center Drive, Suite 1200, Minneapolis, MN 55437.

Item 2.	Identity and Background.

(a) New Enterprise Associates 15, L.P. (“NEA 15”); NEA 15 Opportunity Fund, L.P. (“NEA 15-OF”); New Enterprise Associates 16, L.P. (“NEA 16”); New Enterprise Associates 17, L.P. (“NEA 17” and, collectively with NEA 15, NEA 15-OF and NEA 16, the “NEA Venture Funds”);

(b) NEA BH SPV, L.P. (“NEA BH”) and NEA BH SPV II, L.P. (“NEA BH II” and, together with NEA BH, the “SPVs”);

(b) NEA Partners 15, L.P. (“NEA Partners 15”), which is the sole general partner of NEA 15; NEA Partners 15-OF, L.P. (“NEA Partners 15-OF”), which is the sole general partner of NEA 15-OF; NEA Partners 16, L.P. (“NEA Partners 16”), which is the sole general partner of NEA 16; NEA Partners 17, L.P. (“NEA Partners 17”, and, collectively with NEA Partners 15, NEA Partners 15-OF and NEA Partners 16, the “GPLPs”), which is the sole general partner of NEA 17; NEA 15 GP, LLC (“NEA 15 LLC”), which is the sole general partner of NEA Partners 15 and NEA Partners 15-OF; NEA 16 GP, LLC (“NEA 16 LLC”), which is the sole general partner of NEA Partners 16; NEA 17 GP, LLC (“NEA 17 LLC” and, collectively with NEA 15 GP and NEA 16 GP, the “GP LLCs”), which is the sole general partner of NEA Partners 17; NEA BH SPV GP, LLC (“NEA BH LLC” and, collectively with the GPLPs and the GP LLCs, the “Control Entities”), which is the sole general partner of NEA BH and NEA BH II;

(c) Forest Baskett (“Baskett”), Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”), Anthony A. Florence, Jr. (“Florence”), Liza Landsman (“Landsman”), Mohamad H. Makhzoumi (“Makhzoumi”), Joshua Makower (“Makower”), Edward T. Mathers (“Mathers”), Scott D. Sandell (“Sandell”), Peter W. Sonsini (“Sonsini”), Paul Walker (“Walker”) and Rick Yang (“Yang”) (together, the “Managers”).

Baskett, Florence, Makhzoumi, Makower, Sandell and Sonsini (the “Trial Managers”) are managers of NEA 15 LLC, NEA 16 LLC, and NEA 17 LLC. Behbahani, Chang, and Walker (the “Dual Managers”) are managers of NEA 16 LLC and NEA 17 LLC. Landsman, Mathers and Yang (the “Singular Managers”) are managers of NEA 17 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons” and the NEA Venture Funds and SPVs are referred to herein collectively as the “Funds.”

The address of the principal business office of the Funds, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of each of Behbahani and Mathers is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Baskett, Chang, Makhzoumi, Makower, Sonsini, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence and Landsman is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Funds and the GPLPs is a Delaware limited partnership. Each of the GP LLCs and NEA BH LLC is a Delaware limited liability company. Each of the Managers is a United States citizen.

CUSIP No. 10920V107	13D	Page 29 of 47 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On June 23, 2021, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (File No. 333-256286) in connection with its initial public offering of 51,350,000 shares of Common Stock (the “IPO”) was declared effective. The closing of the IPO took place on June 28, 2021 (the “Closing”).

Prior to the IPO, NEA 15 purchased from the Issuer in a series of private transactions, 46,859,421 shares of Common Stock, 15,619,807 shares of Series A Preferred Stock (“NEA 15 Series A Stock”), 8,901,166 shares of Series B Preferred Stock (“NEA 15 Series B Stock”), 6,516,356 shares of Series C Preferred Stock (“NEA 15 Series C Stock”) and 1,109,284 shares of Series D Preferred Stock (“NEA 15 Series D Stock”) for an aggregate purchase price of $151,542,349.85. Immediately prior to the closing of the IPO, the shares of NEA 15 Series A Stock, NEA 15 Series B Stock, NEA 15 Series C Stock and NEA 15 Series D Stock held by NEA 15 automatically converted into 60,182,343 shares of Common Stock of the Issuer. NEA 15 now holds a total of 107,042,764 shares of the Issuer’s Common Stock (the “NEA 15 Shares”).

Prior to the IPO, NEA 15-OF purchased from the Issuer in a series of private transactions, 1,164,748 shares of Series D Preferred Stock (“NEA 15-OF Series D Stock”) for an aggregate purchase price of $17,499,989.28. Immediately prior to the closing of the IPO, the shares of NEA 15-OF Series D Stock automatically converted into 3,494,244 shares of Common Stock of the Issuer. NEA 15-OF now holds a total of 3,494,244 shares of the Issuer’s Common Stock (the “NEA 15-OF Shares”).

At the Closing, NEA 16 purchased an aggregate of 250,000 shares of Common Stock at the IPO price of $18.00 per share (the “IPO Price”). In addition, prior to the IPO, NEA 16 purchased from the Issuer in a series of private transactions, 1,954,906 shares of Series C Preferred Stock (“NEA 16 Series C Stock”), 12,712,399 shares of Series D Preferred Stock (“NEA 16 Series D Stock”) and 1,224,428 shares of Series E Preferred Stock (“NEA 16 Series E Stock”) for an aggregate purchase price of $230,999,978.57. Immediately prior to the closing of the IPO, the shares of NEA 16 Series C Stock, NEA 16 Series D Stock and NEA 16 Series E Stock held by NEA 16 automatically converted into 47,675,199 shares of Common Stock of the Issuer. NEA 16 now holds a total of 47,925,199 shares of the Issuer’s Common Stock (the “NEA 16 Shares”).

At the Closing, NEA 17 purchased an aggregate of 1,694,444 shares of Common Stock at the IPO Price. In addition, prior to the IPO, NEA 17 purchased from the Issuer in a series of private transactions, 4,980,687 shares of Series D Preferred Stock (“NEA 17 Series D Stock”) and 2,448,856 shares of Series E Preferred Stock (“NEA 17 Series E Stock”) for an aggregate purchase price of $124,833,335.13. Immediately prior to the closing of the IPO, the shares of NEA 17 Series D Stock and NEA 17 Series E Stock held by NEA 17 automatically converted into 22,288,629 shares of Common Stock of the Issuer. NEA 17 now holds a total of 23,983,073 shares of the Issuer’s Common Stock (the “NEA 17 Shares”).

Prior to the IPO, NEA BH purchased from the Issuer in a series of private transactions, 8,605,829 shares of Series D Preferred Stock (“NEA BH Series D Stock”) for an aggregate purchase price of $129,299,998.98. Immediately prior to the closing of the IPO, the shares of NEA BH Series D Stock automatically converted into 25,817,487 shares of Common Stock of the Issuer. NEA BH now holds a total of 25,817,487 shares of the Issuer’s Common Stock (the “NEA BH Shares”).

Prior to the IPO, NEA BH II purchased from the Issuer in a series of private transactions, 3,297,286 shares of Series E Preferred Stock (“NEA BH II Series E Stock”) for an aggregate purchase price of $67,322,996.37. Immediately prior to the closing of the IPO, the shares of NEA BH II Series E Stock automatically converted into 9,891,858 shares of Common Stock of the Issuer. NEA BH II now holds a total of 9,891,858 shares of the Issuer’s Common Stock (the “NEA BH II Shares”).

Collectively, the Funds now hold a total of 218,153,625 shares of the Issuer’s Common Stock (the “Firm Shares”).

CUSIP No. 10920V107	13D	Page 30 of 47 Pages

The working capital of NEA 15 was the source of the funds for the purchase of the NEA 15 Shares. No part of the purchase price of the NEA 15 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 15 Shares.

The working capital of NEA 15-OF was the source of the funds for the purchase of the NEA 15-OF Shares. No part of the purchase price of the NEA 15-OF Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 15 Shares.

The working capital of NEA 16 was the source of the funds for the purchase of the NEA 16 Shares. No part of the purchase price of the NEA 16 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 16 Shares.

The working capital of NEA 17 was the source of the funds for the purchase of the NEA 17 Shares. No part of the purchase price of the NEA 17 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 17 Shares.

The working capital of NEA BH was the source of the funds for the purchase of the NEA BH Shares. No part of the purchase price of the NEA BH Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA BH Shares.

The working capital of NEA BH II was the source of the funds for the purchase of the NEA BH II Shares. No part of the purchase price of the NEA BH II Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA BH II Shares.

Item 4.	Purpose of Transaction.

The Funds acquired their respective shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above

CUSIP No. 10920V107	13D	Page 31 of 47 Pages

Item 5.	Interest in Securities of the Issuer.

NEA 15 is the record owner of the NEA 15 Shares. As the general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the NEA 15 Shares. NEA 15-OF is the record owner of the NEA 15-OF Shares. As the general partner of NEA 15-OF, NEA Partners 15-OF may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may be deemed to own beneficially the NEA 15 Shares and the NEA 15-OF Shares.

NEA 16 is the record owner of the NEA 16 Shares. As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to own beneficially the NEA 16 Shares.

NEA 17 is the record owner of the NEA 17 Shares. As the general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to own beneficially the NEA 17 Shares.

NEA BH is the record owner of the NEA BH Shares. NEA BH II is the record owner of the NEA BH II Shares. As the sole general partner of NEA BH and NEA BH II, NEA BH LLC may be deemed to own beneficially the NEA BH Shares and the NEA BH II Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds may be deemed to share the power to direct the disposition and vote of the Firm Shares. As general partners of the NEA Venture Funds, each of the GPLPs may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA BH and NEA BH II, NEA BH LLC may also be deemed to own beneficially the Firm Shares.

As individual managers of NEA 15 LLC, NEA 16 LLC and NEA 17 LLC, each of the Trial Managers may be deemed to own beneficially all of the Firm Shares. As managers of NEA 16 LLC and NEA 17 LLC, each of the Dual Managers may be deemed to own beneficially the NEA 16 Shares, the NEA 17 Shares, the NEA BH Shares and the NEA BH II Shares. As managers of NEA 17 LLC, each of the Singular Managers may be deemed to own beneficially the NEA 17 Shares, the NEA BH Shares and the NEA BH II Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 615,370,214 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on June 25, 2021 (the “Prospectus”).

CUSIP No. 10920V107	13D	Page 32 of 47 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Each Fund has entered into a lock-up agreement with the underwriters of the IPO pursuant to which each Fund generally agreed, subject to certain exceptions and early release provisions as further described in the Prospectus, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock, for a period of 180 days after June 23, 2021 without the prior written consent of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Power of Attorney on behalf of Liza Landsman regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 10920V107	13D	Page 33 of 47 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      July 22, 2021

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:         *

Louis S. Citron

Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *

Louis S. Citron

Chief Legal Officer

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:         *

Louis S. Citron

Chief Legal Officer

CUSIP No. 10920V107	13D	Page 34 of 47 Pages

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *

Louis S. Citron

Chief Legal Officer

NEA 15 GP, LLC

By:          *

Louis S. Citron

Chief Legal Officer

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

By:         *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 10920V107	13D	Page 35 of 47 Pages

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA 16 GP, LLC

By:           *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

CUSIP No. 10920V107	13D	Page 36 of 47 Pages

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA 17 GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

CUSIP No. 10920V107	13D	Page 37 of 47 Pages

                 *

Joshua Makower

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

NEA BH SPV, L.P.

By:	NEA BH SPV GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA BH SPV II, L.P.

By:	NEA BH SPV GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA BH SPV GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

CUSIP No. 10920V107	13D	Page 38 of 47 Pages

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

*By:      /s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 10920V107	13D	Page 39 of 47 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Bright Health Group, Inc.

EXECUTED this 22nd day of July, 2021.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:         *

Louis S. Citron

Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *

Louis S. Citron

Chief Legal Officer

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:         *

Louis S. Citron

Chief Legal Officer

CUSIP No. 10920V107	13D	Page 40 of 47 Pages

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *

Louis S. Citron

Chief Legal Officer

NEA 15 GP, LLC

By:          *

Louis S. Citron

Chief Legal Officer

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

By:         *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 10920V107	13D	Page 41 of 47 Pages

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA 16 GP, LLC

By:           *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

CUSIP No. 10920V107	13D	Page 42 of 47 Pages

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA 17 GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

CUSIP No. 10920V107	13D	Page 43 of 47 Pages

                 *

Joshua Makower

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

NEA BH SPV, L.P.

By:	NEA BH SPV GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA BH SPV II, L.P.

By:	NEA BH SPV GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA BH SPV GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

CUSIP No. 10920V107	13D	Page 44 of 47 Pages

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

*By:      /s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Agreement was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 10920V107	13D	Page 45 of 47 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 10920V107	13D	Page 46 of 47 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang

CUSIP No. 10920V107	13D	Page 47 of 47 Pages

EXHIBIT 3

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of herself as an individual or in her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of April, 2021.

/s/ Liza Landsman

Liza Landsman